DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  July 24, 2006

Mr. Craig Slivka                                                 VIA EDGAR
Division of Corporate Finance                                    ----------
United States Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3729

RE:     Pediatric Prosthetics, Inc.
        Information Statement on Schedule 14C
        Filed June 2, 2006
        File Number: 0-51804

Dear Mr. Slivka:

     In response to your comment letter dated June 22, 2006, Pediatric Prosthetics, Inc. ("Pediatric," the "Company," "we," us") has the following responses:

General
-------

1. Pursuant to Instruction 1 to Item 13 of Schedule 14A, "Notwithstanding the provisions of [Item 13], any or all of the information required by [Item 13(a)], not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omittedinformation is not deemed to be material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction [and] the authorization of preferred stock without present intent to issue."

     The sole items to be acted upon at the Company's Special Meeting of Shareholders are (a) amending the Company's Articles of Incorporation to authorize additional shares of common stock (950,000,000 share of common stock compared to the current 100,000,000 shares of common stock authorized) and (b) reauthorizing preferred stock, without the present intent to issue any additional shares of such stock. As both (a) and (b) are specifically described as situations where the information required by
     Item 13(a) is not material for the exercise of prudent judgment, i.e. "the authorization of common stock" and the "authorization of preferred stock without the present intent to issue" such stock, the Item 13(a) information has been validly omitted from the filing.

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2.   We have  added  a  Description  of  Securities  section  to the Information
     Statement, describing the Company's common and preferred stock. This description includes a statement of the fact that the Company's common stock has no preemptive rights. We note also that Item 11(b) of Schedule 14A states, "[i]f the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any." As the Company is only requesting shareholder approval to increase its authorized shares and not for approval to issue any shares of common stock, we believe we have fully complied with
     Item  11(b).

     We have added a more detailed description of the Company's May 2006 funding transaction, under the section entitled "May 2006 Funding," and described in greater detail the purpose of the authorization of a greater number of shares of common stock. Additionally, we have added language regarding the fact that the Company will not seek any further authorization for the issuance of the shares convertible in connection with the Callable Secured Term Notes and issuable in connection with the exercise of the Warrants, and that the Company has no current intention to issue any additional shares of preferred stock.

3. The Company filed an amended registration statement on Form 10-SB with the Commission on July 14, 2006.

4. We have revised the Information Statement to clearly state the current amount of the Company's authorized stock.

5. We have revised the Information Statement to state that although the Company "believe[s] that the increase in [its] authorized shares of common stock will give [it] enhanced flexibility to acquire other companies or their businesses or assets in the future neither [the Company] nor the Board of Directors have any present intention or plans to acquire any other companies or assets at this time." As such, we do not believe that the information required by Item 14 of Schedule 14A is applicable to the Company's filing.


                                       Very  Truly  Yours,


                                       /s/  John  S.  Gillies
                                       ----------------------
                                       John  S.  Gillies,
                                       Associate,
                                       David  M.  Loev,  Attorney  at  Law

     CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF PEDIATRIC PROSTHETICS, INC.


     I, Linda Putback-Bean, as Chief Executive Officer, hereby certify and acknowledge that Pediatric Prosthetics, Inc. (the "Company"):

1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   PEDIATRIC  PROSTHETICS,  INC.
                                   -----------------------------


                                   /s/ Linda Putback-Bean
                                   -----------------------------
                                   Linda  Putback-Bean
                                   Chief  Executive  Officer

                                   Date 7-21-06
                                       ----------------------

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